Form 6-K
Securities and Exchange Commission
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For January 23, 2007
Gallaher Group Plc
(Translation of registrant’s name into English)

Members Hill
Brooklands Road
Weybridge
Surrey KT13 0QU
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
82

The release, publication or distribution of this announcement, in whole or in part, in, into or from any jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdictions.
NEWS RELEASE
On 19 January 2007, Gallaher Group Plc was advised by Credit Suisse Securities (Europe) Limited that, Credit Suisse Securities (Europe) Limited, Credit Suisse Securities (USA) LLC and DLJ International Group (together the “CS Companies”) at close of business on 17 January 2007 had an interest in 6.02% of the Company’s issued share capital. The CS Companies’ previously notified interest was in respect of 5.12% of Gallaher’s issued share capital.

REPORT OF FOREIGN PRIVATE ISSUER
Securities and Exchange Commission
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gallaher Group Plc (Registrant)

	By:	/s/ Helen Martin
	Name:	Helen Martin
Date: January 23, 2007	Title:	Manager, Company Secretariat